Response to Item 77D

Eaton Vance Municipal Bond Fund II (EIV)
Material changes to the investment policies of the Fund are described in "Endnotes and Additional Disclosures" in the semi-annual report to shareholders dated March 31, 2014 and are incorporated herein by reference.